UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

GRAFTECH INTERNATIONAL LTD.

(Name of Subject Company (issuer))

GRAFTECH INTERNATIONAL LTD.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

384313102

(CUSIP Number of Class of Securities)

John D. Moran

GrafTech International Ltd.

Suite 300 Park Center I

6100 Oak Tree Blvd.

Independence, Ohio 44131

(216) 676-2000

Copy to:

M. Ridgway Barker

Withers LLP

157 Church Street

New Haven, Connecticut 06502

(203) 789–1320

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed by GrafTech International Ltd., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 26, 2015, relating to a tender offer by BCP IV GrafTech Holdings LP, a Delaware limited partnership (“Purchaser”), and Athena Acquisition Subsidiary Inc., a Delaware corporation (“Acquisition Sub”), to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share (the “Shares”), at a price of $5.05 per Share in cash (the “Offer Price”) without interest thereon and subject to any required tax withholding. The offer to purchase Shares is being made pursuant to an Offer to Purchase of Purchaser, dated as of May 26, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, and, together with the Offer to Purchase, the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed jointly by Purchaser and Acquisition Sub with the SEC on May 26, 2015, as amended or supplemented from time to time. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(B) and (a)(1)(C) to the Statement, respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement.

Item 8.	Additional Information

1.	The subsection titled “Certain Litigation” of Item 8 (“Additional Information”) of the Statement is hereby amended and restated as follows:

“On May 22, 2015, a lawsuit captioned Travis J. Kelleher, etc. v. GrafTech International Ltd., et. al. (Case No. CV-15-846032) was filed in the Court of Common Pleas in the State of Ohio. This suit is a purported class action brought on behalf of the stockholders of the Company. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. The plaintiff alleges that such transactions do not appropriately value the Company, were the result of an inadequate process, include preclusive deal protection devices and involved breaches of fiduciary duties. The suit also claims that the Company, BAM, Brookfield, Purchaser and Acquisition Sub aided and abetted these alleged breaches of fiduciary duties. The complaint purports to seek unspecified damages and/or to enjoin the transactions or rescind the transactions if the transactions are consummated. The plaintiff also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes that the plaintiff’s allegations are without merit and intends to defend against them vigorously. On June 12, 2015, this suit was amended to include allegations that the public disclosures made by the Company in connection with the transactions are materially misleading. On June 24, 2015, the plaintiff filed preliminary motions, including motions for expedited discovery.

On June 2, 2015, a lawsuit captioned David Widlewski v. Randy Carson, Thomas A. Danjczek, Karen Finerman, Joel L. Hawthorne, David R. Jardini, Nathan Milikowsky, M. Catherine Morris, BCP IV GrafTech Holdings LP, and Athena Acquisition Subsidiary Inc. (Civil Action No. 11086-VCL) was filed in the Court of Chancery of the State of Delaware. This suit is a purported class action brought on behalf of the stockholders of the Company. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. The plaintiff alleges that such transactions do not appropriately value the Company, were the result of an inadequate process, include preclusive deal protection devices, involved conflicts of interests and further alleges that the public disclosures made by the Company in connection with such transactions were materially misleading. The suit also claims that Purchaser and Acquisition Sub aided and abetted these alleged breaches of fiduciary duties. The complaint purports to seek unspecified damages and/or to enjoin the transactions or rescind the transactions if the transactions are consummated. The plaintiff also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes that the plaintiff’s allegations are without merit and intends to defend against them vigorously.”

On June 4, 2015, a lawsuit captioned Walter Watson. v. GrafTech International Ltd., Randy Carson, Thomas A. Danjczek, Karen Finerman, Joel L. Hawthorne, David R. Jardini, Nathan Milikowsky, M. Catherine Morris, Brookfield Asset Management, Inc., Brookfield Capital Partners Ltd., Brookfield Capital Partners IV L.P., BCP IV GrafTech Holdings LP, and Athena Acquisition Subsidiary Inc. (Civil Action No. 11096-VCL) was filed in the

Court of Chancery of the State of Delaware. This suit is a purported class action brought on behalf of the stockholders of the Company. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. The plaintiff alleges that such transactions do not appropriately value the Company, were the result of an inadequate process, include preclusive deal protection devices, involved conflicts of interests and further alleges that the public disclosures made by the Company in connection with such transactions were materially misleading. The suit also claims that the Company, BAM, Brookfield, Capital Partners, Purchaser and Acquisition Sub aided and abetted these alleged breaches of fiduciary duties. The complaint purports to seek unspecified damages and/or to enjoin the transactions or rescind the transactions if the transactions are consummated. The plaintiff also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes that the plaintiff’s allegations are without merit and intends to defend against them vigorously.

On June 9, 2015, a lawsuit captioned CyHyoung Park v. GrafTech International Ltd., Randy Carson, Thomas A. Danjczek, Karen Finerman, Joel L. Hawthorne, David R. Jardini, Nathan Milikowsky, M. Catherine Morris, BCP IV GrafTech Holdings LP, and Athena Acquisition Subsidiary Inc. (Civil Action No. 11125-VCL) was filed in the Court of Chancery of the State of Delaware. This suit is a purported class action brought on behalf of the stockholders of the Company. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. The plaintiff alleges that such transactions do not appropriately value the Company, were the result of an inadequate process, include preclusive deal protection devices, involved conflicts of interests and further alleges that the public disclosures made by the Company in connection with such transactions were materially misleading. The suit also claims that the Company, Purchaser and Acquisition Sub aided and abetted these alleged breaches of fiduciary duties. The complaint purports to seek unspecified damages and/or to enjoin the transactions. The plaintiff also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes that the plaintiff’s allegations are without merit and intends to defend against them vigorously.

On June 15, 2015, a lawsuit captioned Charles Daeda v. GrafTech International Ltd., Randy Carson, Thomas A. Danjczek, Karen Finerman, Joel L. Hawthorne, David R. Jardini, Nathan Milikowsky, M. Catherine Morris, Brookfield Asset Management Inc., BCP IV GrafTech Holdings LP, and Athena Acquisition Subsidiary Inc. (Civil Action No. 11145-VCL) was filed in the Court of Chancery of the State of Delaware. This suit is a purported class action brought on behalf of the stockholders of the Company. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. The plaintiff alleges that such transactions do not appropriately value the Company, were the result of acts and courses of action taken by the members of the Board to frustrate the efforts of Mr. Milikowsky to fix the Company, were the result of an inadequate process, include preclusive deal protection devices, involved conflicts of interests and further alleges that the public disclosures made by the Company in connection with such transactions were materially misleading. The suit also claims that Purchaser, Acquisition Sub and BAM aided and abetted these alleged breaches of fiduciary duties. The complaint purports to seek unspecified damages and/or to enjoin the transactions or to rescind the transactions if the transactions are consummated. The plaintiff also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes that the plaintiff’s allegations are without merit and intends to defend against them vigorously.

On June 15, 2015, a lawsuit captioned Abraham Grinberger, v. GrafTech International Ltd., Randy Carson, Thomas A. Danjczek, Karen L. Finerman, Joel L. Hawthorne, David R. Jardini, Nathan Milikowsky, M. Catherine Morris, Brookfield Asset Management Inc., Brookfield Capital Partners Ltd., BCP IV GrafTech Holdings LP, Athena Acquisition Subsidiary Inc. (Civil Action No. 11148-VCL) was filed in the Court of Chancery of the State of Delaware. This suit is a purported class action brought on behalf of the stockholders of the Company. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. The plaintiff alleges that such transactions do not appropriately value the Company, were the result of an inadequate process, include preclusive deal protection devices, involved conflicts of interests and further alleges that the public disclosures made by the Company in connection with such transactions were materially misleading. The suit also claims that BAM, Brookfield, Purchaser and Acquisition Sub aided and abetted these alleged breaches of fiduciary duties. The complaint purports to seek unspecified damages and/or to enjoin the transactions or rescissory damages if the transactions are consummated. The plaintiff also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes that the plaintiff’s allegations are without merit and intends to defend against them vigorously.

On June 17, 2015, a lawsuit captioned Bruce Wells v. GrafTech International Ltd., Randy Carson, Thomas A. Danjczek, Karen Finerman, Joel L. Hawthorne, David R. Jardini, Nathan Milikowsky, M. Catherine Morris, BCP IV GrafTech Holdings LP, Athena Acquisition Subsidiary Inc., and Brookfield Capital Partners Ltd. (Civil Action No. 11166-VCL) was filed in the Court of Chancery of the State of Delaware. This suit is a purported class action brought on behalf of the stockholders of the Company. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. The plaintiff alleges that such transactions do not appropriately value the Company, were the result of an inadequate process, include preclusive deal protection devices, involved conflicts of interests and further alleges that the public disclosures made by the Company in connection with such transactions were materially misleading. The suit also claims that the Company, Purchaser, Acquisition Sub and Brookfield aided and abetted these alleged breaches of fiduciary duties. The complaint purports to seek unspecified damages and/or to enjoin the transactions or to rescind the transactions or to award rescissory damages if the transactions are consummated. The plaintiff also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes that the plaintiff’s allegations are without merit and intends to defend against them vigorously.

On June 29, 2015, a lawsuit captioned Mark O’Neill and Adoracion Guerrero, et. al. v. Joel L. Hawthorne, et. al. (Case No. CV-15-847670) was filed in the Court of Common Pleas in the State of Ohio. This suit is a purported class action brought on behalf of the stockholders of the Company. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger. The plaintiff alleges that such transactions do not appropriately value the Company, were the result of an inadequate process, include preclusive deal protection devices, involved conflicts of interest and further alleges that the public disclosures made by the Company in connection with such transactions were materially misleading. The suit also claims that Brookfield, BAM, Purchaser and Acquisition Sub aided and abetted these alleged breaches of fiduciary duties. The complaint purports to seek unspecified damages and/or to enjoin the transactions or rescind the transactions if the transactions are consummated. The plaintiff also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes that the plaintiff’s allegations are without merit and intends to defend against them vigorously.”

Item 8.	Additional Information.

2.	Item 8 (“Additional Information”) of the Statement is hereby amended and supplemented by adding the following as the final subsection under Item 8:

“Extension of the Offer

On July 6, 2015, Purchaser announced an extension of the expiration of the Offer until 12:00 Midnight, New York City time, on July 28, 2015, unless further extended. The Offer, which was previously scheduled to expire at 12:00 Midnight, New York City time, on July 7, 2015, was extended to allow additional time for the U.S. Department of State Directorate of Defense Trade Controls in accordance with International Traffic in Arms Regulations and for CFIUS (as defined in the Offer to Purchase) to review the Offer. These regulatory reviews are applicable to the transactions because Purchaser is not a U.S. company. The extension will also allow additional time to obtain applicable approvals and clearances under the competition laws of Russia. All approvals and clearances are expected to be received in the ordinary course. However, if all approvals and clearances are not received by July 28, 2015, the expiration of the Offer may be extended. The Board unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Computershare Trust Company, N.A., in its capacity as depositary for the Offer, has advised Purchaser and the Company that as of 5:00 pm, New York City time, on July 2, 2015, approximately 11,869,693 Shares have been tendered into and not properly withdrawn from the Offer.”

Item 9.	Material to be Filed as Exhibits

Item 9 (“Material to be Filed as Exhibits”) of the Statement is hereby amended and restated as follows:

“The following Exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(A)	Schedule TO-T, dated May 26, 2015 (incorporated herein by reference to the Schedule TO-T, dated May 26, 2015 filed by Purchaser with the SEC on May 26, 2015)

(a)(1)(B)	Offer to Purchase, dated May 26, 2015 (incorporated herein by reference to the Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO-T, dated May 26, 2015 filed by Purchaser with the SEC on May 26, 2015)

(a)(1)(C)	Form of Letter of Transmittal (incorporated herein by reference to the Form of Letter of Transmittal attached as Exhibit (a)(1)(B) to the Schedule TO-T, dated May 26, 2015 filed by Purchaser with the SEC on May 26, 2015)

(a)(5)(A)	Complaint filed by Travis J. Kelleher, individually and on behalf of all others similarly situated, on May 22, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County (incorporated herein by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015 filed by Purchaser with the SEC on June 18, 2015)

(a)(5)(B)	Amended Complaint filed by Travis J. Kelleher, individually and on behalf of all others similarly situated, on June 12, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015)

(a)(5)(C)	Complaint filed by David Widlewski, individually and on behalf of all others similarly situated, on June 2, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015)

(a)(5)(D)	Complaint filed by Walter Watson, individually and on behalf of all others similarly situated, on June 4, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015)

(a)(5)(E)	Complaint filed by Cyhyoung Park, individually and on behalf of all others similarly situated, on June 9, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015)

(a)(5)(F)	Complaint filed by Charles Daeda, individually and on behalf of all others similarly situated, on June 15, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015)

(a)(5)(G)	Complaint filed by Abraham Grinberger, individually and on behalf of all others similarly situated, on June 15, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Amendment No. 1 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on June 18, 2015)

(a)(5)(H)	Complaint filed by Bruce Wells, individually and on behalf of all others similarly situated, on June 17, 2015, in the Court of Chancery of the State of Delaware (incorporated by reference to Amendment No. 2 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on July 6, 2015)

(a)(5)(I)	Complaint filed by Mark O’Neil and Adoracion Guerrero, individually and on behalf of all others similarly situated, on June 29, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County (incorporated by reference to Amendment No. 2 to the Schedule TO-T, dated May 26, 2015, filed by the Purchaser with the SEC on July 6, 2015)

e(1)	Investment Agreement, dated as of May 4, 2015, by and between the Company and Purchaser (with form of Registration Rights Agreement, Certificates of Designation and Stockholder Rights Agreement attached) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on May 4, 2015)

e(2)	Limited Guarantee, dated May 4, 2015 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on May 4, 2015)

e(3)	Agreement and Plan of Merger, dated as of May 17, 2015, by and between the Company, Acquisition Sub and Purchaser (with form of Amended and Restated Stockholder Rights Agreement attached) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on May 18, 2015)

e(4)	First Amendment, dated as of July 6, 2015, to Agreement and Plan of Merger , dated as of May 17, 2015, by and between the Company, Acquisition Sub and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on July 6, 2015)

e(5)	Limited Guarantee, dated as of May 17, 2015 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on May 18, 2015)

e(6)	Tender and Support Agreement, dated as of May 17, 2015, by and between Purchaser and certain stockholders of the Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on May 18, 2015)

e(7)	Letters of Intent, dated April 29, 2015, by and between the Company and Brookfield (incorporated by reference to Exhibits 99.1 and 99.2 to the Current Report on Form 8-K filed by the Company on May 1, 2015)

e(8)	Confidentiality Agreement, dated March 20, 2015, by and between BCP and the Company (incorporated herein by reference to Exhibit d(3) to the Schedule TO-T, dated May 26, 2015 filed by Purchaser with the SEC on May 26, 2015)

e(9)	Press Release, issued by the Company, dated April 29, 2015 (incorporated herein by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on May 1, 2015)

e(10)	Press Release, issued by the Company, dated May 4, 2015 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 4, 2015)

e(11)	Press Release, issued by the Company, dated May 18, 2015 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 18, 2015)

e(12)	Form of Senior Subordinated Promissory Note issued pursuant to April 28, 2010 Agreements and Plans of Merger. (Incorporated by reference to the Current Report of the registrant on Form 8-K filed on November 30, 2010)

e(13)	Form of Restricted Stock Unit Agreement. (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2005)

e(14)	Forms of Restricted Stock Agreement (2005 LTIP Version) (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2007)

e(15)	Form of Long Term Incentive Plan Award Agreement (2010 Version). (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2011)

e(16)	Form of Long Term Incentive Plan Award Agreement (2011 Version). (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2011)

e(17)	Form of Long Term Incentive Plan Award Agreement (2012 Version) (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2012)

e(18)	Form of Long Term Incentive Plan Award Agreement (2013 Version) (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2013)

e(19)	Form of Equity Incentive Plan Award Agreement (Standard Version Effective 2014) (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2014)

e(20)	Restricted Stock Agreement (2005 Plan; Director Version) (Incorporated by reference to the Quarterly Report of the registrant on Form 10-Q for the quarter ended June 30, 2014)

e(21)	GrafTech International Ltd. Management Stock Incentive Plan (Senior Version) as amended and restated through July 31, 2003 (Incorporated by reference to the Registration Statement of the registrant on Form S-3)

e(22)	GrafTech International Ltd. Incentive Compensation Plan, effective January 1, 2003 (Incorporated by reference to the Quarterly Report of the registrant on Form 10-Q for the quarter ended March 31, 2006)

e(23)	Amendment No. 1 GrafTech International Ltd. Incentive Compensation Plan dated December 29, 2008 (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2008)

e(24)	Form of Restricted Stock Agreement (Standard Form) (Incorporated by reference to the Current Report of the registrant on Form 8-K filed on September 6, 2005)

e(25)	GrafTech International Holdings Inc. Compensation Deferral Program as amended and restated (December 29, 2008) (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2008)

e(26)	Amended and Restated GrafTech International Ltd. 2005 Equity Incentive Plan. (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2011)

e(27)	Form of Severance Compensation Agreement for senior management (U.S. 2.99 Version) (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2005)

e(28)	Form of IRS 409A Amendment to Severance Compensation Agreement for senior management (December 2008 U.S. 2.99 Version) (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2008)

e(29)	Form of Severance Compensation Agreement for senior management (U.S. 2.99 Version—Revised) (Incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

e(30)	Graftech International Holdings Inc. 2014-2016 Executive Selective Severance Program (Incorporated by reference to the Quarterly Report of the registrant on Form 10-Q for the quarter ended March 31, 2014)

e(31)	Form of 2014 - 2016 Executive Selective Severance Program Notification Letter (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2014)

e(32)	Form of IRS 409A Amendment to Severance Compensation Agreement for senior management (December 2008 International 2.99 Version) (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2008)

e(33)	Form of Non-qualified Stock Option Agreement (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2007)

e(34)	Executive Incentive Compensation Plan (Incorporated by reference to the Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders of the registrant)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAFTECH INTERNATIONAL LTD.

By:	/s/ Joel L. Hawthorne
Name:	Joel L. Hawthorne
Title:	President and Chief Executive Officer

Dated: July 6, 2015